EXHIBIT 99.1

Aptose to Present New CG’806 Data at the 2017 ASH Annual Meeting

SAN DIEGO and TORONTO, Nov. 01, 2017 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (“Aptose” or the “Company”) (NASDAQ:APTO), (TSX:APS), a clinical-stage company developing highly differentiated therapeutics targeting the underlying mechanisms of cancer, today announced that preclinical data for its pan-FLT3/pan-BTK inhibitor CG’806 will be presented in three separate posters at the 59th American Society of Hematology (ASH) Annual Meeting and Exposition being held December 9-12, 2017 in Atlanta, Georgia.

CG’806 Poster Presentation Details

CG’806, a First-in-Class Pan-FLT3/BTK Inhibitor, Exhibits Potent Growth Inhibition as a Single Agent and in Combination with a BET Bromodomain Inhibitor and a Bcl2 Inhibitor Against AML and CLL Patient Samples
Date & Time: Monday, December 11, 2017, 6:00-8:00 p.m.
Session Title: 802. Chemical Biology and Experimental Therapeutics: Poster III
Abstract Number: 4626
Location: Georgia World Congress Center, Building A, Level 1, Hall A2

CG’806, a Novel Pan-FLT3/BTK Multi-Kinase Inhibitor, Induces Cell Cycle Arrest, Apoptosis or Autophagy in AML Cells Depending on FLT3 Mutation Status
Date & Time: Monday, December 11, 2017, 6:00-8:00 p.m.
Session Title: 802. Chemical Biology and Experimental Therapeutics: Poster III
Abstract Number: 4629
Location: Georgia World Congress Center, Building A, Level 1, Hall A2

The Pan-FLT3/BTK Multi-Kinase Inhibitor CG’806 Induces AML Killing in FLT-Mutant and Wild Type Cells, and Exerts Synergistic Pro-Apoptotic Effects with Concomitant Targeting of Anti-Apoptotic Bcl-2 and/or Mcl-1
Date & Time: Sunday, December 10, 2017, 6:00-8:00 p.m.
Session Title: 802. Chemical Biology and Experimental Therapeutics: Poster II
Abstract Number: 3348
Location: Georgia World Congress Center, Building A, Level 1, Hall A2

In addition to the abstracts that will be presented, two additional abstracts on CG’806 and two abstracts on APTO-253, Aptose’s small molecule c-Myc Inhibitor, will be published on the ASH abstracts site on December 8, 2017.  All abstracts will become part of the permanent ASH and Blood abstracts archive.

About CG’806
CG‘806 is an oral, first-in-class pan-FLT3/pan-BTK multi-kinase inhibitor. This small molecule demonstrates potent inhibition of wild type and mutant forms of FLT3 (including internal tandem duplication, or ITD, and mutations of the receptor tyrosine kinase domain and gatekeeper region), eliminates AML tumors in the absence of toxicity in murine xenograft models, and represents a potential best-in-class therapeutic for patients with FLT3-driven AML. Likewise, CG’806 demonstrates potent, non-covalent inhibition of the wild type and Cys481Ser mutant of the BTK enzyme, as well as other oncogenic kinases operative in B cell malignancies, suggesting CG’806 may be developed for various B cell malignancy patients (including CLL, MCL, DLBCL and others) that are resistant/refractory/intolerant to covalent BTK inhibitors. CG’806 is currently in pre-clinical development in partnership with CrystalGenomics.

About Aptose
Aptose Biosciences is a clinical-stage biotechnology company committed to developing personalized therapies addressing unmet medical needs in oncology. Aptose is advancing new therapeutics focused on novel cellular targets on the leading edge of cancer. The Company's small molecule cancer therapeutics pipeline includes products designed to provide single agent efficacy and to enhance the efficacy of other anti-cancer therapies and regimens without overlapping toxicities. For further information, please visit www.aptose.com.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws, including, but not limited to, statements regarding the clinical potential and favorable properties of CG’806, and statements relating to the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, “potential” and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such factors could include, among others: our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market and economic conditions; inability of new manufacturers to produce acceptable batches of GMP in sufficient quantities; unexpected manufacturing defects; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

For further information, please contact:

Aptose Biosciences Inc.
Greg Chow
Senior Vice President, CFO
647-479-9828
gchow@aptose.com

SMP Communications
Susan Pietropaolo
201-923-2049
susan@smpcommunications.com

LifeSci Advisors
Michael Wood
Managing Director
646-597-6983
mwood@lifesciadvisors.com